Exhibit 21.1
List of Significant Subsidiaries of
Array Technologies, Inc.

Subsidiary Name	Jurisdiction
ATI Investment Sub, Inc.	Delaware
Array Tech, Inc. (f/k/a Array Technologies, Inc.)	New Mexico
Array Tech Australia (Pty) Ltd	Australia
Array Tech IRB Finance, LLC	New Mexico
Array Technologies UK Limited	United Kingdom
Array Tecnologia Do Brasil Ltda.	Brazil
Soluciones Técnicas Integrales Norland, S.L.U.	Spain
KTR Solar Tech, S.L.U.	Spain
STINorland Brasil Ltda	Brazil
STINorland Mexico, S.A. de C.V.	Mexico
STINorland South Africa (Pty) Ltd	South Africa
STINorland USA, Inc.	California
STISolar SpA	Chile